

Colin Barceloux · 2nd

Lifelong Founder, Advisor, and Startup Builder

San Francisco, California · 500+ connections · **Contact info**

 Wefunder

 **Stanford University Graduate School of..**

Experience



Entrepreneur In Residence
Wefunder
Apr 2020 – Present · 2 mos
San Francisco Bay Area

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techmate

Co-Founder & Director
Techmate
Jun 2015 – Present · 5 yrs
San Francisco Bay Area

A technology concierge for your Smart Home. We provide full-service management and support for all your internet-connected devices. Techmate went through Y-Combinator in the Winter of 2016.

LE TOTE

Product Advisor
LE TOTE
Mar 2013 – Present · 7 yrs 3 mos
San Francisco Bay Area

Worked with The Founders to help take their idea from concept to MVP. Post launch I worked with the founding team to scale the company via operations, marketing, and overall online and retail strategy.



Mentor

500 Startups

Jan 2020 – Present · 5 mos



Mentor

StartX.

Jan 2020 – Present · 5 mos

San Francisco Bay Area

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Education



Stanford University Graduate School of Business

Master of Business Administration (MBA), Entrepreneurship/Entrepreneurial Studies

2013 – 2015



Y Combinator

2016



Santa Clara University

BSC, Management Information Systems and Services

1999 – 2003

Activities and Societies: Sigma Pi Fraternity, Rock The Vote, Senior Class Gift Committee

Show 1 more education ⌄

Volunteer Experience



Fundraiser

Family House Inc.

2011 – 2014 · 3 yrs

Children



Eagle Scout

Boy Scouts of America

1995 – 1999 · 4 yrs

Social Services



Chapter President
Sigma Pi Fraternity
2000 – 2003 • 3 yrs
Education

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Skills & Endorsements

Strategic Partnerships · 65

 Endorsed by **Michael Geller and 3 others who are highly skilled at this**

 Endorsed by **26 of Colin's colleagues at** Inc.

Entrepreneurship · 59

 Endorsed by **Bobby Brannigan and 2 others who are highly skilled at this**

 Endorsed by **25 of Colin's colleagues at** Inc.

Start-ups · 32

 Endorsed by **Michael Geller and 4 others who are highly skilled at this**

 Endorsed by **9 of Colin's colleagues at Ra** Inc.

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Recommendations

Received (0)   **Given (2)**



Juli Zarzour
Entrepreneurial leader |
Operations guru | Customer
servant
December 13, 2016, Colin was
senior to Juli but didn't manage
directly

Juli was our first manager in Operations and she helped bui
the entire department. I had the chance to work closely wit
over the years of building BookRenter.com and Rafter and v
would have not been able to do it without her. She was
tremendously respected by her peers and everyone ... **See**



Laura Sneddon
Senior Product Manager at
RiseSmart

Laura is a detailed oriented and very focused product mana
She looks throughly through product specs and other
requirements for launches and updates. She has a good de

January 29, 2014, Colin was senior to Laura but didn't manage directly

sense and is hyper focused on customer experience. At BookRenter she was always an advocate for our cust... See

